SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

STARZ

(Name of Issuer)

Series A common stock, par value $.01 per share; and

Series B common stock, par value $.01 per share

(Title of Class of Securities)

Series A common stock: 85571Q102

Series B common stock: 85571Q201

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85571Q102 (STRZA) 85571Q201 (STRZB)

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒ (1) (2) (3)

3		SEC Use Only

4		Source of Funds OO

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A common stock: 101,778 (3) (4) (5) Series B common stock: 6,062,584 (3) (4)

	8	Shared Voting Power Series A common stock: 2,118,038 (1) (3) (5) (6) Series B common stock: 2,714,742 (1) (3) (6) (7)

	9	Sole Dispositive Power Series A common stock: 101,778 (3) (4) (5) Series B common stock: 6,062,584 (2) (3) (4)

	10	Shared Dispositive Power Series A common stock: 0 (5) Series B common stock: 124,145 (2) (3) (7)

11		Aggregate Amount Beneficially Owned by Each Reporting Person Series A common stock: 2,219,816 (1) (3) (4) (5) (6) (7) Series B common stock: 8,777,326 (1) (2) (3) (4) (6) (7)

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) Series A common stock: 2.5% (8) Series B common stock: 89.0% (8)

14		Type of Reporting Person IN

(1) The Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp. (“LGF”), LG Leopard Canada LP (“LG Leopard”) and each of the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Trust and the Malone Starz 2015 Charitable Remainder Trust (the “Malone Stockholders”), and the certain irrevocable proxies between LGF and each of the Malone Stockholders entered into upon the closing thereof, contain provisions relating to the voting of the STRZA and STRZB shares which were transferred to LGF pursuant to the Exchange Agreement and a right of first offer on sales by LGF of such shares.  Mr. Malone expressly disclaims the existence of, and membership in, a group with LGF. See Item 6.

(2) The Stock Exchange Agreement, dated as of June 30, 2016, by and among LGF, Starz, Robert R. Bennett (“Mr. Bennett”), Deborah Bennett (“Mrs. Bennett”), Hilltop Investments, LLC, John C. Malone (“Mr. Malone”), Leslie Malone (“Mrs. Malone”), the Tracy L. Neal Trust A and the Evan D. Malone Trust A (the “Starz Exchange Agreement”) contains provisions relating to the ownership and disposition of the STRZB shares. Mr. Malone expressly disclaims the existence of, and membership in, a group with any or all of the other parties to Starz Exchange Agreement. See Item 6.

(3) The Voting Agreement, dated as of June 30, 2016, by and among LGF, Starz, LG Leopard, Mr. Bennett, Mrs. Bennett, Hilltop Investments, LLC, Mr. Malone, Mrs. Malone, the Tracy L. Neal Trust A and the Evan D. Malone Trust A (the “Starz Voting Agreement”) contains provisions relating to the voting of the STRZA and STRZB shares. In addition, the Starz Voting Agreement contains certain transfer restrictions on such STRZA and STRZB shares. Mr. Malone expressly disclaims the existence of, and membership in, a group with any or all of the other parties to the Starz Voting Agreement. See Item 6.

(4) Includes 101,778 STRZA shares and 230,564 STRZB shares held by Mr. Malone’s wife, as to which shares Mr. Malone disclaims beneficial ownership.

(5) Does not include STRZA shares issuable upon conversion of STRZB shares over which Mr. Malone has sole beneficial ownership; however, if shares of STRZA were issued upon conversion of such STRZB shares, Mr. Malone would have sole voting and dispositive power over an aggregate of 6,164,362 STRZA shares which would represent 6.5% of the STRZA shares outstanding (subject to the relevant footnotes set forth herein).  Because Mr. Malone does not have the right to cause the conversion of STRZB shares as to which he shares beneficial ownership, such STRZB shares are not included in the calculations set forth in this footnote.

(6) Includes an aggregate of 2,118,038 STRZA shares and 2,590,597 STRZB shares which were transferred to LGF by the Malone Stockholders in connection with the Closing of the Exchange Agreement. Pursuant to the Exchange Agreement, the Malone Stockholders have an irrevocable proxy to vote such shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions.

(7) Includes 124,145 STRZB shares held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Based upon 88,574,412 STRZA shares and 9,858,316 STRZB shares, in each case, outstanding as of March 31, 2016, based on Starz’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 28, 2016. Each share of STRZB is convertible, at the option of the holder, into one share of STRZA.  Each share of STRZA is entitled to one vote, whereas each share of STRZB is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.1% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

STARZ

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on October 3, 2011 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on November 28, 2011 (“Amendment No. 1”), Amendment No. 2 filed with the SEC by Mr. Malone on January 9, 2013 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on February 17, 2015 (“Amendment No. 3” and together with the Original Statement, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) and relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock” or “STRZA”), and the Series B common stock, par value $0.01 per share (the “Series B Common Stock” or “STRZB”, and together with the Series A Common Stock, the “Common Stock”), of Starz (the “Issuer”).  Capitalized terms used but not defined in this Amendment have the meanings given such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.                                 Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 6 below and exhibits listed in Item 7 below to this Amendment are incorporated into this Item 4 by reference.

Item 5.                                 Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of STRZB shares into STRZA shares) (i) 101,778 STRZA shares (composed of 101,778 shares held by his wife, as to which Mr. Malone disclaims beneficial ownership), and (ii) 6,062,584 STRZB shares (including (A) 230,564 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 124,145 shares held by the two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children, as to which shares Mr. Malone disclaims beneficial ownership and (C) 5,832,020 shares held directly by Mr. Malone).

Pursuant to irrevocable proxies entered into on March 27, 2015 in connection with the closing of the transactions contemplated by the Exchange Agreement, dated as of February 10, 2015 (the “Exchange Agreement”), by and among Lions Gate Entertainment Corp. (“LGF”), LG Leopard Canada LP (“LG Leopard”), the Malone Family Land Preservation Foundation (the “Land Foundation”), the Malone Family Foundation (the “Family Foundation”), the John C. Malone June 2003 Charitable Remainder Trust (the “2003 CRT”) and the Malone Starz 2015 Charitable Remainder Trust (the “2015 CRT”) (the Land Foundation, the Family Foundation, the 2003 CRT and the 2015 CRT, the “Malone Stockholders”), Mr. Malone also may be deemed to beneficially own (A) 2,118,038 STRZA shares which were transferred to LGF by the Land Foundation, the Family Foundation, and the 2015 CRT and (B) 2,590,597 STRZB shares which were transferred to LGF by the 2015 CRT and the 2003 CRT (the “Starz

Exchange Shares”). Pursuant to such irrevocable proxies, the Malone Stockholders have a right to vote their respective Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. As further described in Item 6, pursuant to the Exchange Agreement, the Malone Stockholders also have a right of first offer on sales by LGF of their respective Starz Exchange Shares. See Item 6.

Therefore, Mr. Malone may be deemed to beneficially own, in the aggregate (i) 2,219,816 STRZA shares, which represent approximately 2.5% of the outstanding STRZA shares and (ii) 8,777,326 STRZB shares, which represent approximately 89.0% of the outstanding STRZB shares. The foregoing percentage interests are based upon 88,574,412 STRZA shares and 9,858,316 STRZB shares, in each case, outstanding as of March 31, 2016, based on Starz’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 28, 2016. Each share of STRZB is convertible, at the option of the holder, into one share of STRZA.  Each share of STRZA is entitled to one vote, whereas each share of STRZB is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.1% of the voting power with respect to a general election of directors of the Issuer.

The Starz Exchange Agreement (as defined below) contains provisions relating to the ownership and disposition of the STRZB shares beneficially owned by Mr. Malone, Mrs. Malone and the Trusts. See the description of the Starz Exchange Agreement in Item 6, which is incorporated herein by reference.

Mr. Malone, Mrs. Malone and the Trusts are required to vote the STRZA and STRZB shares beneficially owned by them in respect of certain matters in accordance with the Starz Voting Agreement (as defined below). In addition, the Starz Voting Agreement contains certain transfer restrictions on such STRZA and STRZB shares. See the description of the Starz Voting Agreement in Item 6, which is incorporated herein by reference.

Except as described in this Amendment, Mr. Malone, and, to his knowledge, Mrs. Malone and the Trusts, each have the sole power to vote and dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)                                  Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

The Merger Agreement

On June 30, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LGF and Orion Arm Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of LGF (“Merger Sub”). The Merger Agreement provides that Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of LGF (the “Merger”).

The Merger Agreement provides that, in a reclassification (the “Reclassification”) preceding the Merger, each existing common share, without par value of LGF (“Lions Gate Common Stock”) will be split into (1) 0.5 shares of a newly issued class of voting shares, without par value, of LGF (“Lions Gate Voting Stock”) and (2) 0.5 shares of a newly issued class of non-voting shares, without par value, of LGF (“Lions Gate Non-Voting Stock”), subject to the terms and conditions of the Merger Agreement. LGF intends not to effect the Reclassification unless the Merger will be consummated.

Following the Reclassification, pursuant to the Merger, (1) each share of Series A Common Stock will be converted into the right to receive (a) $18.00 in cash and (b) 0.6784 of a share of Lions Gate Non-Voting Stock, and (2) each share of Series B Common Stock will be converted into the right to receive (a) $7.26 in cash, (b) 0.6321 of a share of Lions Gate Non-Voting Stock and (c) 0.6321 of a share of Lions Gate Voting Stock, in each case, subject to the terms and conditions of the Merger Agreement.

The closing of the Merger is subject to certain conditions and the Merger Agreement may be terminated by the parties thereto in certain events.

The foregoing description of the various terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference to Exhibit 2.1 to LGF’s Current Report on Form 8-K (File No. 001-14880), filed with the SEC on July 1, 2016.

Starz Exchange Agreement

In connection with the Merger Agreement on June 30, 2016, LGF entered into a Stock Exchange Agreement (the “Starz Exchange Agreement”) with Mr. Malone, Mrs. Malone, the Trusts, Merger Sub, Robert R. Bennett, Deborah J. Bennett and Hilltop Investments, LLC (collectively, the “Starz Exchange Stockholders”), pursuant to which, if the Merger Agreement is terminated (1) by LGF because the Issuer’s board of directors changes its recommendation in favor of the transactions, (2) by the Issuer in order to enter into a superior transaction or (3) by either party because the Issuer’s stockholders fail to approve the transactions, then the Starz Exchange Stockholders will sell to Merger Sub all shares of Series B Common Stock held by the Starz Exchange Stockholders (the “Starz Merger Exchange Shares”), which as of June 30, 2016 constituted approximately 69.6% of the total voting power of the issued and outstanding shares of Series B Common Stock, in exchange for per share consideration of $7.26 in cash and 1.2642 newly issued shares of Lions Gate Common Stock (the “Lions Gate Exchange Shares”). At the election of Mr. Malone, or if LGF should fail to receive the required stockholder approval to issue the Lions Gate Exchange Shares, the Starz Exchange Stockholders will instead receive per share consideration of $36.30 in cash for each Starz Merger Exchange Share.  LGF plans to seek such required stockholder approval at the same meeting where it will seek the required approvals pursuant to the Merger Agreement.

The Starz Exchange Agreement is included as Exhibit 7(b) to this Amendment and is incorporated by reference herein. The foregoing description of various terms of the Starz Exchange Agreement is qualified in its entirety by reference to the Starz Exchange Agreement.

Starz Voting Agreement

In connection with the Merger Agreement, on June 30, 2016, LGF and the Issuer entered into a Voting Agreement (the “Starz Voting Agreement”) with LG Leopard, Mr. Malone, Mrs. Malone, the Trusts, Robert R. Bennett, Deborah J. Bennett and Hilltop Investments, LLC (such stockholders, the “Starz Individual Stockholders” and together with LG Leopard, the “Starz Stockholders”), with respect to shares of Common Stock.

Pursuant to the Starz Voting Agreement, the Starz Stockholders agreed, among other things and subject to certain conditions, to, at any meeting of stockholders of the Issuer called to vote upon the Merger Agreement, vote shares of Common Stock constituting an aggregate of 33.53% of the voting power of Common Stock in favor of the merger contemplated by the Merger Agreement, and to vote the pro rata portion of the excess of such Starz Stockholder’s shares of Common Stock over such 33.53% limit in proportion to the votes of all the Issuer’s stockholders voting other than the Starz Stockholders.  The Starz Stockholders also agreed, until the earliest of (i) nine months following the termination of the Merger Agreement, (ii) certain terminations of the Starz Exchange Agreement or (iii) the later of consummation of the transactions contemplated by the Starz Exchange Agreement or certain dates for the meeting or taking of action by the stockholders of the Issuer, to vote all shares of the Issuer owned by such Starz Stockholders against any Alternative Company Transaction Proposal (as defined in the Merger Agreement) or any agreement relating thereto. Under the Starz Voting Agreement, LGF agreed to pay up to $1.6 million in reasonable out-of-pocket expenses of the Starz Individual Stockholders and to indemnify the Starz Individual Stockholders for losses relating to or arising out of the Starz Voting Agreement, the Merger Agreement and the Starz Exchange Agreement.

The Starz Voting Agreement is included as Exhibit 7(c) to this Amendment and is incorporated by reference herein. The foregoing description of various terms of the Starz Voting Agreement is qualified in its entirety by reference to the Starz Voting Agreement.

Item 7.                                 Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

7(a)                                                  Stock Exchange Agreement, dated February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the Securities and Exchange Commission on February 11, 2015).

7(b)                                                  Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).

7(c)                                                   Voting Agreement, dated as of June 30, 2016, by and between Lions Gate Entertainment Corp., Starz, LG Leopard Canada LP and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.6 to the Lions Gate Form 8-K).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2016
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Stock Exchange Agreement, dated February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the Securities and Exchange Commission on February 11, 2015).

7(b)

Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).

7(c)

Voting Agreement, dated as of June 30, 2016, by and between Lions Gate Entertainment Corp., Starz, LG Leopard Canada LP and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.6 to the Lions Gate Form 8-K).